November 19, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Alexion Pharmaceuticals, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed October 30, 2008

Form DEF 14A

Filed on April 4, 2008

File No. 000-27756

Dear Mr. Rosenberg:

The Company confirms that it is in receipt of a comment letter, the Comment Letter, from the Staff of the Securities and Exchange Commission, dated November 5, 2008, regarding the above-referenced filings of the Company. The Comment Letter requests that the Company respond within 10 business days or tell the Staff when the Company will respond. In order to fully respond to the Comment Letter, the Company believes it will need until December 5, 2008. The Company appreciates the Staff’s willingness to allow for the additional time.

Please call the undersigned at (203) 271-8309 if you have any questions regarding this letter.

Best Regards,

/s/ Vikas Sinha

Vikas Sinha

Senior Vice President and Chief Financial Officer

Alexion Pharmaceuticals, Inc.